EXHIBIT 4 (b) (xxi)

19 April 2021

Strictly Private & Confidential
William Chalmers

Dear William

I’d like to start by thanking you on behalf of the Board for agreeing to assume the additional responsibilities of Acting Group Chief Executive in the interim period between António leaving at the end of April and Charlie joining on 16 August 2021.
Alongside Alan Dickinson, I will work closely with you to support you so that, through your leadership, we continue to help our customers in these unprecedented times and focus on the things that matter to Lloyds Banking Group. Further, I trust with the support of the team changes we’ve put in place, you can successfully continue your ongoing responsibilities as Group Chief Financial Officer. I really do appreciate your extra support and commitment.
I’m pleased to confirm that for the period you assume the additional responsibilities you will be paid a deputisation allowance and receive an increased Fixed Share Award. The deputisation allowance will be £314,163 on a full-year equivalent basis and your Fixed Share Award will be increased from £504,000 to £723,750 payable on a quarterly basis in line with the Fixed Share Award terms as set out in the Addendum to your Executive Service Agreement. The combination of these elements will amount to 85% of that proposed to be paid to the new GCE, in line with group policy on deputisations - with the full difference being included on the salary element. Both elements will be time pro-rated on a daily basis; details are provided below. Further, any 2021 Group Performance Share will be determined on your performance across both roles and your combined salary and deputisation allowance for the period you are carrying out the additional responsibilities.

	Proposal for Acting GCE (full-year equivalent)	Current	Additional amount (full-year equivalent)	Time pro-rated additional amount (75 working days)
Salary	£1,125,000	£810,837	£314,163	£90,277
Fixed Share Award	£723,750	£504,000	£219,750	£63,147
All other terms and conditions of your Service Agreement dated 14 February 2019 remain unchanged.
Once again, thank you in advance for your commitment during the transition to maintain momentum in delivering our strategy and support our customers as we help Britain recover.
I wish you well in the role.
Kind regards
/s/ Robin Budenberg